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December 21, 2015

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Jay Ingram

Legal Branch Chief

Division of Corporate Finance, Office of Manufacturing and Construction

Mail Stop 4631

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4720

Re:	Armstrong Flooring, Inc.

Registration Statement on Form 10

Filed October 8, 2015

File No. 1-37589

Dear Mr. Ingram:

On behalf of Armstrong Flooring, Inc. (the “Company”), enclosed please find a copy of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form 10, as filed with the United States Securities and Exchange Commission (the “Commission”) on the date hereof (the “Registration Statement”), marked to show changes from the Registration Statement on Form 10 filed by the Company with the Commission on October 8, 2015.

The changes reflected in Amendment No. 1 include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s comment letter, dated November 4, 2015, with respect to the Registration Statement (the “Comment Letter”). Amendment No. 1 also includes other changes that are intended to update, clarify and render more complete the information contained in the Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in italics below and immediately following each comment is the Company’s response.

General

1. We note that you intend to provide significant additional information in an amendment to the registration statement on Form 10, including information regarding management, directors, the compensation discussion and analysis, security ownership of certain beneficial owners and management, material indebtedness, and key terms of the various agreements you will enter into with AWI in connection with the distribution. To the extent practicable, please include this information in the next amendment to the registration statement on Form 10. Additionally, please ensure that you discuss all of the material terms of your agreements with AWI within your amended registration statement.

Response: The Company acknowledges the Staff’s comment and included this information to the extent available in Amendment No. 1, including information regarding dividend policy, additional members of management, nonemployee director compensation, the narrative portion of the Compensation Discussion and Analysis and additional key terms of the various agreements the Company will enter into with AWI in connection with the separation and distribution. The Company will include additional information in subsequent amendments to the Registration Statement as the information becomes available.

2. We note that the distribution is conditioned upon AWI’s receipt of a tax opinion. Please tell us whether you expect to receive the tax opinion prior to the effectiveness of the registration statement. If not, please advise how you intend to notify your shareholders regarding this material aspect of the spin-off distribution and whether AWI has any current intention to waive the tax opinion as a condition to the spin-off.

Response: AWI does not anticipate receiving the tax opinion prior to the effectiveness of the Registration Statement. Although AWI does not have any current intention to waive the receipt of the tax opinion as a condition to the spin-off, the Registration Statement, under the heading “The Separation and Distribution—U.S. Federal Income Tax Consequences,” discusses U.S. federal income tax consequences of the distribution to AWI’s shareholders, including consequences where the transaction is not tax-free to AWI’s shareholders. Accordingly, the Company believes that shareholders have been appropriately informed of the consequences of any possible waiver of this requirement.

Exhibit 99.1

Information Statement Summary, page 11

3. Please provide supplemental support for the following statements or clearly state that these statements are your beliefs:

•	“We continue to be the resilient flooring provider of choice for technically informed commercial buyers” [page 13];

•	You have “the most recognized brand in the flooring industry” [page 13]; and

•	“We are the leading producer of resilient and wood flooring products across North America” [page 14].

Response: The Company respectfully submits that each of the statements identified by the Staff is supported by the Company’s interactions with customers, distributors and others in the industry, and by research conducted by independent industry analysts.

The Separation, page 15

4. We note your disclosure on page 16 that the AWI board considered the one-time costs of separation. Please disclose here if the board also considered the increased annual cost due to the separation and quantify this cost.

Response: The Company respectfully submits that the board also considered the increased annual cost due to the separation, but the Company has not endeavored to quantify this cost because the expected annual costs do not differ materially from the Company’s historical internal cost allocations for corporate overhead activity.

Risk Factors, page 20

If the availability of raw materials or energy decreases..., page 21

5. We note that you source some materials from a limited number of suppliers. To the extent any of these supply contracts represents a material contracts pursuant to Item 601(b)(10) of Regulation S-K, please file such contract as an exhibit to the registration statement.

Response: The Company respectfully submits that none of its supply contracts represents a material contract pursuant to Item 601(b)(10) of Regulation S-K. In making this determination, the Company considered the materiality of its agreements, the respective rights of the counterparties to such agreements to terminate the agreements with limited notice to the Company, and the likelihood that if the agreements were terminated, the Company would be able to obtain such materials on similar terms from another supplier.

After the separation and distribution, certain of our directors may have..., page 28

6. Please disclose here that your executives may also have actual or potential conflicts of interest because of their equity ownership in and other continuing relationships with AWI.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 24 of Amendment No. 1 to disclose that the Company’s executives may also have actual or potential conflicts of interest because of their equity ownership in and other continuing relationships with AWI.

Capitalization, page 41

7. Please clearly show in the notes to the capitalization table how you computed each pro forma amount, including a discussion of any significant assumptions and estimates used to arrive at the amounts.

Response: On pages 37 and 38 of Amendment No. 1, the Company included pro forma amounts and associated disclosures related to the Company’s anticipated incurrence of debt, the net pension benefit liabilities of AFI that relate to certain current and former AFI employees, and the related impact to the Company’s net AWI investment. The Company will also include pro forma disclosures associated with the recapitalization of equity and elimination of the Company’s net AWI investment in subsequent amendments to the Registration Statement when they are factually supportable.

Notes to Unaudited Pro Forma Combined Financial Information, page 47

8. As discussed on pages 17 and 82, you will enter into multiple agreements with AWI in connection with the separation and distribution. These agreements include a transition services agreement, employee matters agreement, trademark license agreement and an office lease agreement. Please tell us what consideration you gave to reflecting the impact of these agreements in your pro forma financial statements pursuant to Rule 11¬02(b)(6) of Regulation S-X.

Response: AWI and the Company have not yet finalized the terms of the various separation agreements. The Company intends to reflect the impact of these agreements in the pro forma financial information once the Company is able to determine whether the impact of these agreements is expected to have a continuing impact on the Company’s financial statements and is factually supportable.

Under the proposed trademark license agreement, the Company anticipates that prior to the separation, AWI will provide the Company with a perpetual, royalty-free license to utilize the “Armstrong” trade name and logo. Accordingly, there has been no expense or asset recorded in either the historical combined financial statements or the pro forma financial information related to this trade name and logo.

In reference to the employee matters agreement, the Company does anticipate a pro forma adjustment related to the Company’s receipt of the assets and liabilities of defined benefit pension plans sponsored by AWI that relate to participants who will be transferred to a mirror pension plan to be adopted by the Company upon the separation. The provisions of the Company’s mirror plan will be identical to the current AWI plan. The future participants of the Company’s plan have not yet been finally determined, so pro forma impacts related to this agreement are not yet factually supportable. These adjustments will be included in future amendments to the Registration Statement if and when they are factually supportable.

In reference to the transition services agreement and the lease agreement, the Company believes that the costs reflected in the carve-out financial statements of the Company reasonably estimate the charges the Company will incur for these services after the separation. The Company’s carve-out financial statements already reflect an allocation of costs related to the operation of the AWI corporate campus that the Company believes represents a reasonable estimate of costs that will be incurred post-separation.

9. In regard to your presentation of pro forma basic and diluted earnings per share information, please expand your disclosures to address the following:

•	Please clearly show the earnings amounts being allocated to participating non-vested share awards as well as how you arrived at these amounts;

•	Please clearly show how you arrived at the pro forma weighted average share amounts. Please provide a reconciliation between the pro forma weighted average shares used in computing basic and diluted EPS; and

•	Please also disclose any shares not included for anti-dilution reasons.

Response: In response to the Staff’s comment, the Company has expanded its disclosure on earnings per share information on pages 45 and 46 of Amendment No. 1 to address the Staff’s comment.

10. In regard to adjustment (I), please clearly disclose how you are estimating the amounts related to the defined benefit pension plans sponsored by AWI that relate to AFI employees.

Response: As noted in the Company’s response to the Staff’s comment #8, the future participants of the Company’s defined benefit pension plan have not yet been finally determined. Upon a final determination by the Company’s management and Board of Directors, the Company will work with its outside actuaries to estimate the related assets and liabilities associated with the participants in the Company’s plan. Future amendments to the Registration Statement will include additional disclosures related to these pro forma estimates.

Management’s Discussion and Analysis, page 56

Critical Accounting Estimates, page 58

U.S. Pension Credit and Postretirement Benefit Costs, page 58

11. Your combined statements of operations include expense allocations for defined benefit pension and postretirement benefit plans sponsored by AWI in which certain of your North American employees participate. Please help us better understand why there is no corresponding payable to AWI recorded related to these expense amounts.

Response: The Company did not record an asset or liability to recognize the funded status of defined benefit pension and postretirement benefit plans sponsored by AWI in which certain of the Company’s North American employees participate because the Company does not sponsor these plans and has no rights or obligations related to the Shared Plans’ assets or liabilities. Rather, the expense amounts associated with the Shared Plans were deemed to have been funded through intercompany transactions with AWI. Any payable related to the expense amounts are reflected within the line item “Net AWI Investment” on the Combined Balance Sheets. Accordingly, we respectfully believe that no additional disclosure is required.

Results of Operations, page 63

12. Your disclosures on page F-22 indicate that your effective tax rate in certain periods was significantly higher than your statutory tax rate due to valuation allowances being recorded on deferred foreign income tax assets. Given your recurring foreign earnings from continuing operations before income taxes as disclosed on page F-21, please further enhance your disclosures to provide additional insight regarding the nature of these valuation allowances being recorded that are materially impacting your effective tax rate.

Response: As noted in the Company’s disclosures on page F-9 of Amendment No. 1, the Company reduces the carrying amounts of deferred tax assets by a valuation allowance if, based on the available evidence, it is more likely than not that such assets will not be realized. A history of cumulative losses is a significant piece of negative evidence used in the Company’s assessment. If a history of cumulative losses is incurred for a tax jurisdiction, forecasts of future profitability are generally not compelling evidence related to the realization of the deferred tax assets in the assessment. The Company provided valuation allowances with respect to losses incurred in China as there was no prior history of profitability in the entities and there were cumulative losses since the creation of the entities.

The Registration Statement amendment that includes the December 31, 2015 financial statements will include enhanced disclosures related to valuation allowances on deferred foreign income tax assets that materially impact the Company’s effective tax rate.

13. We note that in your discussions of your Resilient Flooring and Wood Flooring segments you refer to the “price and mix” as favorable or unfavorable. Please enhance your disclosure regarding the impact of price and mix to explain what changed within the particular segment during the reporting period. In doing so, please discuss any underlying trends related to your business, the industry, your customers, or the economy that are influencing price and mix in one way or another. Additionally, please quantify the impact of the reasons underlying fluctuations in your operations. For example, separately quantify the extent to which material changes in net sales are due to increases or decreases in prices. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response: The Company does not specifically delineate impacts to operations that are solely due to changes in price or mix as the Company respectfully believes that these impacts do not exist independently. Rather, the Company believes that price and mix are inherently a function of each other, as customer preferences, competitor actions and the economy as a whole affect each impact holistically. Accordingly, we do not believe that additional disclosure is required.

14. We note that non-operating expenses represented approximately 49% of operating income and 83% of earnings from continuing operations before income taxes for 2014. In this regard, please include a discussion of non-operating expense and income amounts in periods these amounts or fluctuations in these amounts are material to your results of operations. Refer to Item 303(a)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has expanded its Combined Results from Continuing Operations disclosure for 2014 as compared to 2013 on page 64 of Amendment No. 1 to include discussion of the significant fluctuation in non-operating expense.

Combined Cash Flows, page 69

15. Your discussion of combined cash flows appears to repeat information found on the statement of cash flows. Please revise your filing to provide an enhanced discussion regarding the primary drivers and other material factors which impacted your operating cash flows.

Response: In response to the Staff’s comment, the Company has expanded its cash flow disclosures on pages 68 and 69 of Amendment No. 1 to provide more information on the primary drivers impacting cash flows.

Liquidity, page 70

16. You believe that cash generated from operations, combined with continued support from AWI through the separation date, will be adequate to address your foreseeable liquidity needs based on current expectations of your business operations, capital expenditures and scheduled payments of debt obligations. Please expand your disclosures to address what sources of liquidity will be available subsequent to the separation as well as the impact of not having continued support from AWI available subsequent to the separation. Refer to Item 303(a)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has expanded its liquidity disclosures on pages 69 and 70 of Amendment No. 1 to provide more information about the Company’s external debt financing that in the Company’s management’s estimate will be sufficient to fund the Company’s operating and investing requirements.

Financial Statements

Note 4. Discontinued Operations, page F-15

17. Based on the progress of DLW’s insolvency proceedings in Germany, you recorded a non-cash income tax benefit of $43.6 million during the first six months of 2015 which resulted from DLW’s excess of liabilities over assets combined with your foreign and U.S. federal income tax basis in DLW at the time of disposition. Please help us better understand the nature of this tax benefit as well as how you determined it was appropriate to record this benefit pursuant to ASC 740. In this regard, we note that AWI will be responsible for any shortfall and the beneficiary of any excess of assets over liabilities at the closure of the insolvency proceedings.

Response: A primary contributor to the DLW insolvency was an un-funded defined benefit pension plan sponsored by DLW that had a liability of approximately $140.0 million as of December 2014.

The DLW disposal for tax purposes was not complete until the first quarter of 2015, when certain other procedural elements surrounding DLW’s bankruptcy process were complete. U.S. income tax law provides that AWI will be entitled to a deduction on its U.S. income tax returns for pension payments to former DLW pensioners as payments are made to those pensioners by either the German government or the subsequent owner of DLW, thus creating the $43.6 million deferred tax asset and corresponding non-cash income tax benefit during the first quarter of 2015. Based upon management’s assessment, the $43.6 million deferred tax asset is not an uncertain tax position.

While AWI will be responsible for any shortfall and beneficiary of any excess of assets over liabilities at the closure of the insolvency proceedings, the closure of the insolvency proceedings will have no impact on the $43.6 million deferred tax asset. In addition, while AWI will receive future U.S. income tax return deductions as payments are made to former DLW pensioners, the deferred tax asset and future deductions are directly attributable to the operations and ultimate disposal of the DLW business, which was formerly a part of the Resilient Flooring segment. Based on the Tax Matters Agreement to be entered into between the Company and AWI, the benefit associated with these U.S. income tax deductions will accrue to AWI, and therefore, the Company will include a pro forma adjustment in subsequent amendments to the Registration Statement to remove the deferred tax asset from our financial statements.

Note 25. Relationship with AWI and Related Entities, page F-37

18. Please disclose the methodologies used to allocate unallocated/corporate assets and liabilities to your financial statements. For example, based on the segment note provided in the Form 10-K for the year ended December 31, 2014 for AWI, total assets for the Resilient Flooring and Wood Flooring reportable segments were $822.5 million at December 31, 2014 compared to your total assets of $825.2 million and $798.1 million at December 31, 2013 compared to your total assets of $998.7 million. Please help us understand why there would be a minimal difference between the two amounts at December 31, 2014 compared to a significant difference at December 31, 2013.

Response: The difference between AWI’s 2014 reportable segment assets of $822.5 million as presented in AWI’s Form 10-K for the year ended December 31, 2014 and the Company’s 2014 total assets of $825.2 million represents the allocation of an immaterial portion of the assets previously reported as Unallocated Corporate reportable segment assets in AWI’s Form 10-K for the year ended December 31, 2014.

The difference between AWI’s 2013 reportable segment assets of $798.1 million as presented in AWI’s Form 10-K for the year ended December 31, 2014 and the Company’s 2013 total assets of $998.7 million represents the allocation of an immaterial portion of the assets previously reported as Unallocated Corporate reportable segment assets in AWI’s Form 10-K for the fiscal year ended December 31, 2014, as well as $102.0 million of current assets and $92.6 million of non-current assets attributable to our former DLW subsidiary, which was excluded from the Resilient Flooring reportable segment and treated as a discontinued operation in AWI’s Form 10-K for the year ended December 31, 2014.

19. In regard to long-term debt, we note that AWI’s financial statements included in the Form 10-K for the year ended December 31, 2014 included over $1 billion in long-term debt as of December 31, 2014 compared to $10 million of long-term debt reported on your financial statements. Please help us better understand how you determined the debt and corresponding interest expense amounts to report on your financial statements. Pursuant to Question 4 of SAB Topic 1:B.1, please expand your disclosures to provide an analysis of your intercompany accounts with AWI. Please also confirm that there are no commitments to guarantee or pledge your assets or stock as collateral for the debt of AWI or that there are no commitments to use your cash flows to service AWI’s debt subsequent to the separation.

Response: The Company notes that AWI’s outstanding long-term debt as of December 31, 2014 consists primarily of a $530.9 million Term Loan A and a $466.6 million Term Loan B. Pursuant to SAB Topic 1:B and Accounting Standards Update 2014-17, “Business Combinations (Topic 805): Pushdown a consensus of the FASB Emerging Issues Task,” the Company has concluded that push down of AWI’s long-term debt is not warranted in the Company’s financial statements primarily due to the following considerations:

•	None of the historical debt is directly specific to the Resilient Flooring and Wood Flooring businesses and no specific assets of the Company are pledged as collateral to secure the debt beyond normal parent-subsidiary relationships.

•	A portion of the Term Loan debt was used to pay a $508 million special dividend on March 23, 2012 and not to finance the ongoing operations of the Resilient Flooring and Wood Flooring businesses.

The Company notes that it has considered the guidance pursuant to Question 4 of SAB Topic 1:B:1. However, the Company respectfully advises the Staff that it is not practicable to present this information. AWI used a centralized approach to cash management and financing its operations with respect to all transactions between AWI and the Company’s Resilient Flooring and Wood Flooring businesses. Accordingly, these transactions were deemed to be settled immediately through the line item on the Combined Balance Sheets captioned “Net AWI Investment” when the related transactions occurred.

The Company confirms that there currently are not and post-separation will not be any commitments to guarantee or pledge the Company’s assets or stock as collateral for the debt of AWI subsequent to the separation. The Company will include the following disclosure in the amendment to the Registration Statement that includes the December 31, 2015 audited carve-out financial statements:

Proposed addition to Combined Annual Financial Statements, Note 25. Relationship with AWI and Related Entities

“Prior to and subsequent to its separation from AWI, AFI will not enter into any commitments to guarantee or pledge its assets or stock as collateral for the debt of AWI, nor will AFI enter into any commitments to use its cash flows to service AWI’s debt.”

20. Please disclose management´s estimates of what expenses would have been on a stand-alone basis, if practicable. Please provide this disclosure for each year for which a statement of operations was required when such basis produced materially different results. Refer to Question 2 of SAB Topic 1:B.

Response: The Company acknowledges the Staff’s comment and notes that pursuant to Question 2 of SAB Topic 1:B:1, the Company has considered this guidance, and respectfully advises the Staff that the Company does not believe that disclosure of management’s estimate of stand-alone basis expenses for AFI is practicable because such amounts would be derived from estimates based on highly subjective and hypothetical assumptions.

21. Please specifically disclose the allocation method used for each material type of cost allocated, including share-based compensation costs which are discussed on page F-33. Your disclosures indicate that costs were allocated based on revenue, headcount, or other measures; however, it is not clear what specific allocation method was used for each significant cost. Refer to SAB Topic 1:B.1.

Response: The majority of corporate/unallocated costs allocated to the Company did not materially affect the Company’s results of operations for any of the annual and quarterly periods presented. However, the Company does acknowledge the Staff’s comment related to certain material cost types, specifically share-based compensation and pension costs. As such, the Registration Statement amendment that includes the December 31, 2015 financial statements will include the following additional disclosures of the specific allocation methodologies for share-based compensation, pension and postretirement benefits costs, as follows (additional language has been underlined):

Proposed addition to Combined Annual Financial Statements, Note 20. Share-Based Compensation

“Our Combined Statements of Operations and Comprehensive (Loss) Income include share-based compensation expense allocated based on awards outstanding to AFI employees, as reflected in the preceding tables, in addition to allocations associated with awards outstanding to AWI corporate personnel and AWI non-employee Directors based on the ratio of AFI’s net sales to total AWI and AFI net sales for each of the years ended December 31, 2015, 2014 and 2013, respectively.”

Proposed additions to Combined Annual Financial Statements, Note 15. Pension and Other Postretirement Benefits

“Total defined benefit pension plan expenses for U.S. employees allocated to AFI were $2.6 million in 2014 and $1.7 million in 2013. Total defined benefit pension plan income for U.S. employees allocated to AFI was $3.5 million in 2012 (Unaudited). Defined benefit pension plan expenses and income for the U.S. plans were allocated to AFI based on actuarially determined amounts attributed to specifically identified AFI employees and retirees and an allocation of actuarially determined amounts attributable AWI corporate personnel based on the ratio of AFI’s net sales to total AWI and AFI net sales for each of the years ended December 31, 2015, 2014 and 2013, respectively.”

“Total defined benefit pension plan expenses for non-U.S. employees allocated to AFI were $0.0 million in 2014, $0.2 million in 2013 and $0.7 million in 2012 (Unaudited). Defined benefit pension plan expenses for the non-U.S. plans were allocated to AFI based on actuarially determined amounts attributed to specifically identified AFI employees and retirees and an allocation of actuarially determined amounts attributable AWI corporate personnel based on the ratio of AFI’s net sales to total AWI and AFI net sales for each of the years ended December 31, 2015, 2014 and 2013, respectively.”

“Total defined benefit retiree health and life insurance plan expenses for U.S. employees allocated to AFI were $4.2 million in 2014, $3.8 million in 2013 and $2.9 million in 2012 (Unaudited). Defined benefit retiree health and life insurance plan expenses for the U.S. plans were allocated to AFI based on actuarially determined amounts attributed to specifically identified AFI employees and retirees and an allocation of actuarially determined amounts attributable AWI corporate personnel based on the ratio of AFI’s net sales to total AWI and AFI net sales for each of the years ended December 31, 2015, 2014 and 2013, respectively.”

Note 26. Litigation and Related Matters, page F-58

Environmental Sites, page F-58

22. You state that there are no material liabilities recorded at June 30, 2015 and December 31, 2014 for potential environmental liabilities that you consider probable and for which a reasonable estimate of the probable liability could be made. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Response: The Company is not conducting any ongoing material investigation, closure or remediation efforts for environmental matters at any of its currently or formerly owned locations. Therefore, no material estimated environmental liability has been recorded within the combined balance sheets. In addition, the Company does not believe there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred.

Antidumping and Countervailing Duty Cases, page F-59

23. It appears that the United States Department of Commerce has issued final antidumping and countervailing duties rates for imports made through November 30, 2013. We note that preliminary rates for imports from December 1, 2013 through November 30, 2014 are not expected to be issued until January 2016. Please better clarify the periods for which the $4 million of additional estimated liability recorded during the second quarter of 2015 is related. Please also clarify in your disclosures whether you continue to accrue for these duties for current imports based on the latest period for which rates have been issued or if some other methodology is used.

Response: The $4 million of additional estimated liability relates to the second administrative review by the United States Department of Commerce (“DOC”), which applied to imports of multilayered wood flooring from December 1, 2012 through November 30, 2013. The Company continues to make cash deposits for duties when it is the importer of record at the rates established by the DOC based on the second administrative review process. In response to the Staff’s comment, the Company has expanded its disclosures on page F-60 of Amendment No. 1 and will also include these expanded disclosures in the Registration Statement amendment that includes the December 31, 2015 financial statements.

*        *        *

In response to the Staff’s request, the Company is also concurrently filing an acknowledgment letter from Christopher S. Parisi, Senior Vice President of the Company, with respect to certain matters.

Please direct any comments or questions regarding these matters to Eric L. Cochran at (212) 735-2596 or Steven J. Daniels at (302) 651-3240.

Sincerely yours,

/s/ Steven J. Daniels

Steven J. Daniels

cc:	Christopher S. Parisi, Esq. (Armstrong World Industries, Inc.)

Eric L. Cochran, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)